UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Enrique Perez A.
Name:	Enrique Perez A.
Title:	Chief Financial Officer

Date: January 24, 2008

Santiago, Chile, January 22, 2008 – CORPBANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services across all segments of the Chilean financial market, today notified the Superintendencia de Valores y Seguros of Chile (the local securities regulatory agency) of the following material event:

The Board of Directors of CORPBANCA during its session held on January 22, 2008 has decided to disclose to the general public as a material event its resolution to call an Ordinary General Shareholders’ Meeting to be held on February 26, 2008, at 10:00 a.m. at the Company’s offices located at Rosario Norte 660, 24th Floor, Las Condes, Santiago, Chile, for the purpose of submitting to the shareholders’ consideration those matters of their competence, among others, to approve at said General Shareholders’ Meeting the balance sheet and financial statements for the fiscal year ended 2007 and to decide on the Board proposal to distribute a dividend representing 100% of the net income for 2007 of Ch$51,049,009,909. This means a dividend per share of Ch$0.22497540660054 would be distributed, which if approved, will be paid at the end of the Shareholders’ Meeting. In the event the distribution of dividends is approved in the terms set forth above, those shareholders of record as of the fifth business day prior to the dividend payment date will be entitled to receive the dividend. In addition, the Board of Directors will propose to the General Shareholders’ Meeting to maintain as dividend policy the distribution of at least 50% of the corresponding period net income.

Contacts:

CORPBANCA:	Capital Link:
Pablo Mejia Ricci, CGA	Nicolas Bornozis
Head of Investor Relations	President
Santiago, Chile	New York, USA
Tel: (562) 660-2342	Tel: (212) 661-7566
investorrelations@corpbanca.cl	nbornozis@capitallink.com